| Form 1 Page 1 Execution Page | **UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT** | Date filed (MM/DD/YY): 5/9/16 | OFFICIAL USE ONLY |
|---|---|---|---|

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT




16019026

1. State the name of the applicant: Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address (Do note use a P.O. Box): 7 Roszel Road, 5th Floor, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee: Barbara J. Comly, General Counsel, Miami International Securities Exchange, LLC (609-897-7300)

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, General Counsel
   Miami International Securities Exchange, LLC
   7 Roszel Road, 5th Floor
   Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31



8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 9/10/07 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

**EXECUTION:** The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Miami International Securities Exchange, LLC

Date: May 9, 2016

By: Barbara J. Comly
Barbara J. Comly, General Counsel

Subscribed and sworn before me this 9th day of May, 2016.

Jane Sciarra
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019

**This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.**



RECEIVED

2016 MAY 11 PM 1:28

SEC / TM

Barbara J. Comly
General Counsel

7 Roszel Road, Suite 5-A
Princeton, New Jersey 08540
T 609 897 7300
F 609 987 2210
bcomly@miami-holdings.com



May 9, 2016

**VIA FEDERAL EXPRESS**

Chris Grobbel
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

**Re: Miami International Securities Exchange, LLC ("MIAX Options") Amendment No. 31 to Form 1 Application for Registration as a National Securities Exchange Pursuant to Section 6 of the Securities Exchange Act of 1934**

Dear Mr. Grobbel:

Enclosed for official filing pursuant to Rule 6a-2(a) are an original and two copies of Amendment No. 31 to the Form 1 Application of MIAX Options, which includes the following changes:

Exhibit F – Updated Membership forms
Exhibit M – Updated Membership list – change in membership type of Walleye Trading LLC

Please do not hesitate to contact me if you have any questions in connection with this matter.

Very truly yours,

Barbara J. Comly
EVP & General Counsel

Enclosures
cc: Heidi Pilpel

## EXHIBIT F

**Exhibit Request:**

**A complete set of all forms pertaining to:**

1. **Application for membership, participation, or subscription to the entity.**
2. **Application for approval as a person associated with a member, participant, or subscriber of the entity.**
3. **Any other similar materials.**

**Response:**

Exhibit F is hereby amended as set forth below.

1. Member Firm Application Checklist
2. Pre-Application Information Survey
3. Member Application
4. Market Maker Member Guarantee
5. Give-Up Agreement
6. User Agreement
7. Sponsored Access Agreement
8. Statutory Disqualification Notice
9. Attestation, Consent to Jurisdiction and Authorization of Associated Person Membership – Firm Applicant
10. Attestation, Consent to Jurisdiction and Authorization of Associated Person Membership – Individual Applicant
11. Exchange Data Agreement
12. Market Data Policies
13. MIAX Data Feed Affiliated Companies List – Schedule A **[Updated form attached]**
14. MIAX Data Feed Request – Schedule B **[Updated form attached]**
15. MIAX Data Feed Service Facilitator List – Schedule C
16. Market Data Subscriber Agreement – Schedule D

17. Service Bureau Agreement

18. Amendment to Member Application

19. Extranet Connection Agreement

20. Extranet Information Form – Schedule A

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a Member.



**MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC**

## SCHEDULE A - Affiliated Companies List

Check One: ☐ New Affiliate List ☐ Addition/Deletion to Existing Affiliate List

Date of Request: ____________________

## Data Recipient / Data Feed Distributor Contact Information

Company Name: ____________________

Primary Contact: ____________________ Phone: ____________________

Primary Contact Email: ____________________

## Affiliated Companies

| Affiliated Company Names | Registered Address |
|---|---|
| | |
| | |
| | |

## Certification

I certify that the information provided in this form is complete and accurate and complies with all terms and conditions of the Exchange Data Agreement with Miami International Securities Exchange, LLC.

Signature: ____________________ Print Name: ____________________

Title: ____________________ Date: ____________________


MIAX Options®

**MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC**

## SCHEDULE B - Data Feed Request Form

(submit one per entitlement system)

Check One: ☐ New Service Request ☐ Addition/Deletion to Existing Service

Date of Request: ____________________

## Data Recipient / Data Feed Distributor Contact Information

Company Name: ____________________

Primary Contact: ____________________ Phone: ____________________

Primary Contact Email: ____________________

Technical Contact: ____________________ Phone: ____________________

Technical Contact Email: ____________________

Billing Contact: ____________________ Phone: ____________________

Billing Contact Email: ____________________

Reporting Contact: ____________________ Phone: ____________________

Reporting Contact Email: ____________________

## Intended Use of MIAX Market Data

Check All Applicable:
☐ Internal Use Within Company and/or Affiliates
☐ Controlled Distribution to External Parties (control entitlement and individual device usage)
☐ Uncontrolled Distribution to External Parties (Data Feed Distributor)

## MIAX Market Data Requested

- [ ] MIAX Options ToM (Top of Market)[1]
- [ ] Administrative Information Subscriber (AIS)
- [ ] MIAX Order Feed
- [ ] Other:______________________________

## Service Description and Entitlement

| **Internal Usage – Describe Intended Use of Data**<br>**External Distribution – Describe Service Provided** | **Entitlement Methodology** |
|---|---|
| | |
| | |
| | |

## Certification

I certify that the information provided in this form is complete and accurate and complies with all terms and conditions of the Exchange Data Agreement with Miami International Securities Exchange, LLC.

(1) Any Data Recipient reviewing the MIAX Options ToM (Top of Market) Data acknowledges and agrees that it has equivalent access to consolidated options information disseminated by the Options Price Reporting Authority ("OPRA") for the same classes or series of options that are included in the ToM Market Data.

Signature:____________________________ Print Name:____________________________

Title:____________________________ Date:____________________________

## EXHIBIT M

**Exhibit Request:**

**Provide an alphabetical list of all members, subscribers or other users, including the following information:**

1. **Name;**

2. **Date of election to membership or acceptance as a member, subscriber or other user;**

3. **Principal business address and telephone number;**

4. **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5. **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6. **The class of membership, participation or subscription or other access.**

**Response:**

Attached is a list of the members of the Exchange as of May 9, 2016, including the information set forth in items 1-6 above.



## MEMBER FIRMS

Total Firms **46** As of **09-May-16**

| Firm | Address | City | State | Zip | Tele # | Approval Date | Membership Type |
|---|---|---|---|---|---|---|---|
| **ABN AMRO CLEARING CHICAGO LLC** | 175 West Jackson Blvd., Ste. 400 | Chicago | IL | 60604 | (312) 604-8000 | 3/7/2013 | ELECTRONIC EXCH. MEMBER: CLEARANCE |
| **APEX CLEARING CORPORATION** | 350 N. St. Paul, Suite 1300 | Dallas | TX | 75201 | (214) 765-1100 | 11/18/2015 | ELECTRONIC EXCH. MEMBER: CLEARANCE |
| **AUTOMATED TRADING DESK FINANCIAL SERVICES, LLC** | 11 Ewall Street | Mt. Pleasant | SC | 29464 | (843) 789-2080 | 12/7/2012 | ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE |
| **BARCLAYS CAPITAL INC.** | 745 Seventh Avenue | New York | NY | 10019 | (212) 526-7000 | 12/7/2012 | ALL MEMBERSHIPS |
| **BMO CAPITAL MARKETS CORP.** | 3 Times Square, 27th Floor | New York | NY | 10036 | (212) 885-4000 | 10/10/2014 | ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE |
| **BNP PARIBAS SECURITIES CORP.** | 787 Seventh Avenue | New York | NY | 10019 | (212) 841-2000 | 4/21/2014 | ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE |
| **CITADEL SECURITIES LLC** | 131 South Dearborn Street | Chicago | IL | 60603 | (312) 395-2100 | 12/7/2012 | PRIMARY LEAD & LEAD MARKET MAKER/EEM: ORDER FLOW |
| **COMPASS PROFESSIONAL SERVICES, LLC** | 111 W. Jackson Blvd., 20th Fl. | Chicago | IL | 60604 | (312) 692-5000 | 12/7/2012 | ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE |
| **CONVERGEX EXECUTION SOLUTIONS LLC** | 1633 Broadway, 48th Floor | New York | NY | 10019 | (212) 486-7500 | 12/1/2014 | ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE |
| **CREDIT SUISSE SECURITIES (USA) LLC** | 11 Madison Avenue, 3rd Fl. | New York | NY | 10010 | (212) 325-2000 | 12/7/2012 | ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE |
| **CUTLER GROUP, LP** | 101 Montgomery Street, #700 | San Francisco | CA | 94104 | (415) 293-3956 | 11/2/2015 | ELECTRONIC EXCH. MEMBER: ORDER FLOW |
| **DASH FINANCIAL LLC** | 910 Van Buren Street, 4th Fl. | Chicago | IL | 60607 | (847) 550-1730 | 12/7/2012 | ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE |
| **DEUTSCHE BANK SECURITIES INC.** | 60 Wall Street | New York | NY | 10005 | (212) 250-2500 | 1/25/2013 | ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE |
| **DRW SECURITIES, L.L.C.** | 540 West Madison, Ste. 2500 | Chicago | NY | 60661 | (312) 542-3231 | 8/31/2015 | ELECTRONIC EXCH. MEMBER: ORDER FLOW |

| Member | Address | City | State | Zip | Tele # | Approval Date | Membership Type |
| --- | --- | --- | --- | --- | --- | --- | --- |
| **GLOBAL EXECUTION BROKERS, LP** | 401 City Avenue, Ste. 200 | Bala Cynwyd | PA | 19004 | (610) 617-2600 | 12/7/2012 | ELECTRONIC EXCH. MEMBER: ORDER FLOW |
| **GOLDMAN SACHS EXECUTION & CLEARING, L.P.** | 200 West Street | New York | NY | 10282 | (212) 902-1000 | 12/7/2012 | ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE |
| **GOLDMAN, SACHS & CO.** | 200 West Street | New York | NY | 10282 | (212) 902-1000 | 1/15/2013 | ALL MEMBERSHIPS |
| **GROUP ONE TRADING LP** | 440 South La Salle, Ste. 3232 | Chicago | IL | 60605 | (312) 347-8864 | 10/20/2014 | ALL MARKET MAKER CLASSES/EEM: ORDER FLOW |
| **HILLTOP SECURITIES INC.** | 1201 Elm Street, Ste. 3500 | Dallas | TX | 75270 | (214) 859-1800 | 2/8/2013 | ELECTRONIC EXCH. MEMBER: CLEARANCE |
| **IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS** | 233 South Wacker Drive, #4300 | Chicago | IL | 60606 | (312) 244-3300 | 8/26/2014 | ALL MARKET MAKER CLASSES |
| **INSTINET, LLC** | 1095 Avenue of the Americas | New York | NY | 10036 | (212) 310-9500 | 3/27/2013 | ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE |
| **INTERACTIVE BROKERS LLC** | One Pickwick Plaza, 2nd Fl. | Greenwich | CT | 06830 | (203) 618-5710 | 12/7/2012 | ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE |
| **ITG DERIVATIVES LLC** | 601 S. LaSalle, Ste. 300 | Chicago | IL | 60606 | (312) 935-0125 | 12/7/2012 | ELECTRONIC EXCH. MEMBER: ORDER FLOW |
| **J.P. MORGAN CLEARING CORP.** | 3 Chase Metrotech Center | Brooklyn | NY | 11245 | (347) 643-1000 | 12/7/2012 | ELECTRONIC EXCH. MEMBER: CLEARANCE |
| **J.P. MORGAN SECURITIES LLC** | 383 Madison Avenue | New York | NY | 10179 | (201) 595-8471 | 12/7/2012 | ELECTRONIC EXCH. MEMBER: ORDER FLOW |
| **JEFFERIES LLC** | 520 Madison Avenue | New York | NY | 10022 | (212) 284-2300 | 9/15/2014 | ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE |
| **KCG AMERICAS LLC** | 545 Washington Boulevard | Jersey City | NJ | 07310 | (201) 386-2891 | 12/7/2012 | ALL MEMBERSHIPS |
| **LEK SECURITIES CORPORATION** | 1 Liberty Plaza, 165 Broadway, 52nd Fl | New York | NY | 10006 | (212) 509-2300 | 6/5/2014 | ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE |
| **LIME BROKERAGE LLC** | 625 Broadway, 12th Fl. | New York | NY | 10012 | (212) 824-5000 | 12/7/2012 | ELECTRONIC EXCH. MEMBER: ORDER FLOW |
| **MERRILL LYNCH PROFESSIONAL CLEARING CORP.** | One Bryant Park, 6th Fl. | New York | NY | 10036 | (646) 743-1295 | 12/7/2012 | ELECTRONIC EXCH. MEMBER: CLEARANCE |
| **MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORAT** | One Bryant Park | New York | NY | 10036 | (212) 449-1000 | 12/7/2012 | ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE |

| Member | Address | City | State | Zip | Tele # | Approval Date | Membership Type |
|---|---|---|---|---|---|---|---|
| **MORGAN STANLEY & CO. LLC** | 1585 Broadway | New York | NY | 10036 | (212) 761-4000 | 12/7/2012 | ALL MEMBERSHIPS |
| **OPTIVER US LLC** | 130 E. Randolph Street, Ste. 1300 | Chicago | IL | 60601 | (312) 821-9500 | 1/27/2015 | REGULAR MARKET MAKER |
| **PEAK6 CAPITAL MANAGEMENT LLC** | 141 W. Jackson Blvd., Ste. 500 | Chicago | IL | 60604 | (312) 444-8700 | 7/22/2015 | ELECTRONIC EXCH. MEMBER: ORDER FLOW |
| **PERSHING LLC** | 1 Pershing Plaza, 10th Fl. | Jersey City | NJ | 07399 | (201) 413-2000 | 3/12/2013 | ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE |
| **QUANTLAB SECURITIES, LP** | 4200 Montrose Blvd., Ste. 200 | Houston | TX | 77006 | (713) 333-3700 | 4/7/2015 | ELECTRONIC EXCH. MEMBER: ORDER FLOW |
| **SIMPLEX TRADING, LLC** | 230 So. LaSalle St., Ste. 4-100 | Chicago | IL | 60604 | (312) 360-2440 | 9/20/2013 | ELECTRONIC EXCH. MEMBER: ORDER FLOW |
| **SUSQUEHANNA SECURITIES** | 401 City Avenue, Ste. 220 | Bala Cynwyd | PA | 19004 | (610) 617-2600 | 12/7/2012 | PRIMARY LEAD & LEAD MARKET MAKER |
| **TIMBER HILL LLC** | One Pickwick Plaza, Ste. 200 | Greenwich | CT | 06830 | (203) 618-5800 | 12/7/2012 | ALL MARKET MAKER CLASSES/EEM: CLEARANCE |
| **UBS SECURITIES LLC** | 677 Washington Boulevard | Stamford | CT | 06901 | (203) 719-3000 | 12/7/2012 | ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE |
| **VOLANT LIQUIDITY, LLC** | 7 World Trade Center, Ste. 3301 | New York | NY | 10007 | (646) 484-3000 | 5/31/2013 | ALL MARKET MAKER CLASSES/EEM: ORDER FLOW |
| **WALLEYE TRADING LLC** | 2800 Niagara Lane North | Plymouth | MN | 55447 | (952) 345-6611 | 5/13/2015 | REGULAR MARKET MAKER/EEM: ORDER FLOW |
| **WEDBUSH SECURITIES INC.** | 1000 Wilshire Boulevard | Los Angeles | CA | 90017 | (213) 688-8090 | 12/7/2012 | ELECTRONIC EXCH. MEMBER: CLEARANCE |
| **WELLS FARGO SECURITIES, LLC** | 550 South Tryon Street, 6th Floor | Charlotte | NC | 28202 | (704) 715-6133 | 4/11/2014 | ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE |
| **WOLVERINE EXECUTION SERVICES, LLC** | 175 W. Jackson Blvd., Ste. 200 | Chicago | IL | 60604 | (312) 884-4000 | 12/7/2012 | ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE |
| **WOLVERINE TRADING, LLC** | 175 W. Jackson Blvd., Ste. 200 | Chicago | IL | 60604 | (312) 884-3490 | 12/7/2012 | PRIMARY LEAD & LEAD MARKET MAKER |